Exhibit 99.1

Caledonia Mining Corporation Plc

Maiden Mineral Resource Estimate at Motapa

379,000 oz Measured and Indicated; 131,000 oz Inferred

(NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL)

St Helier, August 28, 2026 - Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is pleased to announce a maiden mineral resource estimate (“MRE”) for its 100%-owned Motapa property in Zimbabwe.

The MRE is presented in accordance Canada's National Instrument 43-101 ("NI 43-101"), which is done on a 100% project basis.  The Company expects to file an NI 43-101 technical report in respect of the MRE on SEDAR+ within 45 days.

Highlights

•	Maiden measured and indicated mineral resource estimate of 7.8 million tonnes at a grade of 1.51 g/t, containing 379,000 ounces of gold at a cut-off grade of 0.5 g/t.
•	Further inferred mineral resource estimate of 2.7 million tonnes at a grade of 1.48 g/t, containing 131,000 ounces of gold at a cut-off grade of 0.5g/t.
•	$7.084 million exploration spend and an initial acquisition cost of $8.25 million, results in an exploration discovery and acquisition cost of $40.45 per ounce per measured and indicated resource ounce.

Head and Registered Office: Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier, Jersey, Channel Islands, JE2 3NJ

info@caledoniamining.com | | www.caledoniamining.com

Commenting on the MRE at Motapa, Mark Learmonth, Chief Executive Officer, said:

“The maiden MRE at Motapa is a significant milestone for Caledonia and demonstrates the value created through our exploration activities over the past two years.

“The acquisition of Motapa was a highly strategic move and should be viewed in the context of our ownership of the adjacent Bilboes Gold Project. Bilboes is currently in development, with first gold production expected at the end of 2028, and already hosts substantial mineral resources. In addition, Bilboes itself remains highly prospective and we expect to evaluate and advance its broader exploration potential in due course.

“The identification of 379,000 ounces in the measured and indicated mineral resource categories, together with a further 131,000 ounces in the inferred mineral resource category, demonstrates the value created by the exploration work completed to date. Achieving this at an estimated combined exploration discovery and acquisition cost of approximately US$40.45 per measured and indicated ounce is particularly pleasing.

“This maiden mineral resource estimate supports our view that the combined Bilboes and Motapa properties may ultimately support a larger operation and/or extend the current planned production profile for Bilboes of 1.5 million ounces over a 10.8 year life of mine1. While considerable work remains to be completed, including further exploration, metallurgical test work, technical studies and economic evaluation, the proximity of the two properties presents a compelling long-term opportunity.

“Our immediate priority remains bringing Bilboes into production on schedule, with first gold expected in late 2028. At the same time, we expect to continue exploration at Motapa during the Bilboes construction period.”

1 Refer to “Bilboes Gold Project Technical Report Summary” with effective date October 31, 2025 prepared by DRA Projects (Pty) Ltd and filed by the Company on EDGAR as an exhibit to a Form 6-K Report of Foreign Private Issuer on November 24, 2025 (the “Feasibility Study"); and “Bilboes Gold Project Feasibility Study National Instrument 43-101 Technical Report” with effective date October 31, 2025 prepared by DRA Projects (Pty) Ltd and filed by the Company on SEDAR+ on May 21, 2026.

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Overview

The mineral resource is predominantly located at Motapa North, which lies immediately adjacent to Caledonia’s Bilboes Gold Project (“Bilboes”). Motapa’s proximity to Bilboes creates the potential for synergies to exist between the two and for Motapa to contribute to the longer-term development of a broader mining area, although further exploration, metallurgical testing, technical studies and economic assessment will be required before any development decision is made.

The MRE represents three years of exploration in 2023, 2024 and 2025 at an aggregate cost of $7.084 million that has been focussed on the sulphide mineralisation below the historic open pits at Motapa North. Motapa consists of three main shear zones: Motapa North, Motapa Central and Motapa South. Caledonia acquired Motapa in November 2022 for a consideration of $8.25 million in cash and loan notes which have subsequently been repaid from Caledonia’s internal cash generation.

The MRE does not include the results of the 2026 exploration campaign which continues on Motapa North and, during 2026, commenced on Motapa South and Motapa Central.

Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Camarco, Financial PR (UK) Elfie Harkell	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

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Resource Summary

The MRE is based principally on drilling completed at Motapa North and represents Caledonia’s first mineral resource statement for the Motapa property. The estimate demonstrates both the continuity and scale of mineralisation identified through exploration to date and provides a foundation for future evaluation of development options and additional resource growth opportunities.

The following table provides the measured, indicated and inferred mineral resources estimates for Motapa in accordance with NI 43-101. A full mineral resource estimation report for Motapa is expected to be issued within 45 days.

	June 30, 2026
Mineral Resource Classification	Zone	Cut-Off Grade (g/t)	Tonnes	Au	Ounces
			kt	g/t	koz
Measured	Oxide	0.5	12	1.23	0
	Transitional	0.5	8	1.94	0
	Sulphide	0.5	963	1.64	51
Total - Measured			982	1.63	52
Indicated	Oxide	0.5	373	1.54	18
	Transitional	0.5	399	1.95	25
	Sulphide	0.5	6034	1.46	284
Total - Indicated			6 806	1.50	327
Total - Measured & Indicated			7 788	1.51	379
Inferred	Oxide	0.5	121	1.42	6
	Transitional	0.5	219	1.59	11
	Sulphide	0.5	2 401	1.48	114
Total - Inferred			2 741	1.48	131

Notes:

1.	Cut-off applied 0.5 g/t.
2.	Commodity price of $3,000/oz for RPOEE.
3.	Mineral resources are reported as 100% attributable to Caledonia.
4.	All orebodies are depleted for mining.
5.	Mineral resources are reported in-situ.
6.	Mineral resources are not mineral reserves and have no demonstrated economic viability.
7.	Totals may not add due to rounding.

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Qualified Person and Data Verification

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed, approved and verified the scientific and technical information contained in this news release. Craig James Harvey is a “Qualified Person” as defined by each of (i) the Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K under the U.S. Securities Act of 1933, as amended (“S-K 1300”).

The Qualified Person has verified the results disclosed in this news release through a review of the applicable assay certificates, sampling records and quality assurance and quality control data. Historical exploration results have been reviewed against historical records available to the Company. The Qualified Person has not independently verified all historical sampling and drilling procedures or all underlying historical assay data, but considers the historical information sufficiently reliable for the limited purpose of guiding the Company's current exploration activities.

Cautionary Note to United States Investors

The technical and scientific disclosure herein has been prepared in accordance with NI 43-101, which differs from the requirements adopted by the United States Securities and Exchange Commission (the “SEC”) under S-K 1300. Accordingly, the estimates of mineral resources and other technical and scientific information contained herein may differ from the information that would be presented in accordance with S-K 1300. Pursuant to S-K 1300, an estimate of mineral resources on a material mineral property may not be disclosed in certain filings with the SEC, except pursuant to a technical report summary prepared in accordance with S-K 1300. The Company intends to file a technical report summary with the SEC, which will estimate mineral resources for the Motapa project in accordance with S-K 1300.

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Glossary

Term	Definition
Attributable Mineral Resources	The portion of mineral resources owned by Caledonia Mining Corporation Plc. The Motapa resources are reported as 100% attributable to Caledonia.
Au	Chemical symbol for gold. Used to report gold grades and contained gold ounces.
Bilboes Gold Project	Caledonia's nearby gold development project in Zimbabwe located adjacent to Motapa North. Potential operational synergies may exist between the two projects.
Commodity Price	The gold price assumption used to determine Reasonable Prospects of Eventual Economic Extraction (RPOEE). A price of US$3,000/oz was applied.
Cut-off Grade	The minimum gold grade considered potentially economic for reporting mineral resources. A cut-off grade of 0.5 g/t Au was applied at Motapa.
Depleted Resource	A resource estimate adjusted to account for historic mining extraction from the deposit.
Discovery Cost	The exploration expenditure divided by the ounces discovered. Motapa's discovery and acquisition cost is reported as approximately US$$40.45 per measured and indicated ounce or $30.06 per total resource ounce.
Exploration Property	A mineral property being explored and evaluated for economic mineralization but not yet in production.
Gold Grade	The concentration of gold within the mineralized material, expressed in grams per tonne (g/t).
g/t (grams per tonne)	Unit expressing the amount of gold contained in one metric tonne of rock.
Historic Open Pit	Previously mined surface excavation areas above the current Motapa North sulphide resource.
Inferred Mineral Resource	The lowest-confidence mineral resource classification, based on limited geological evidence and sampling data.
Indicated Mineral Resource	A mineral resource category with sufficient confidence to support preliminary mine planning and economic evaluation.
kt (Kilotonnes)	Unit of mass equal to 1,000 metric tonnes.
Maiden Mineral Resource Estimate	The first publicly disclosed mineral resource estimate for a project or property.
Measured Mineral Resource	The highest-confidence mineral resource category, supported by detailed geological evidence and sampling.
Measured and Indicated (M&I) Resources	Combined measured and indicated mineral resources. At Motapa, these total 379,000 ounces of gold.
Mineral Resource	A concentration of mineralization with reasonable prospects for eventual economic extraction, classified as measured, indicated, or inferred.

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Mineral Reserve	The economically mineable portion of a measured or indicated mineral resource after technical and economic assessment.
Motapa Property	Caledonia's exploration project consisting of three principal mineralized shear zones: Motapa North, Motapa Central, and Motapa South.
Motapa Central	One of the three principal mineralized shear zones at the Motapa property. Exploration commenced during 2026.
Motapa North	The most advanced shear zone at Motapa and the principal contributor to the maiden mineral resource estimate.
Motapa South	One of the three principal mineralized shear zones at Motapa. Exploration activities commenced during 2026.
NI 43-101	Canada's National Instrument 43-101 governing disclosure standards for mineral projects and mineral resource reporting.
Oxide Mineralization	Weathered material near surface where sulphide minerals have been oxidized. Generally easier and less costly to process than sulphide material.
Ounce (oz)	A unit of weight for precious metals. One troy ounce equals approximately 31.1035 grams.
koz (thousand ounces)	Unit representing one thousand ounces of gold. Commonly used in mineral resource reporting.
Reasonable Prospects of Eventual Economic Extraction (RPOEE)	A requirement of NI 43-101 demonstrating that reported mineral resources have a reasonable expectation of economic extraction.
Sulphide Mineralization	Mineralization hosted in sulphide-bearing rock. Generally, requires more complex processing than oxide material.
Transitional Material	Material between oxide and fresh sulphide zones, displaying characteristics of both weathered and unweathered rock.

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 ("MAR") as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

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Cautionary Note Regarding Mineral Resources

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource category or converted into a Mineral Reserve.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: the completion of first gold production at Bilboes, the ability for Bilboes to remain a highly prospective project, the ability to continue broader exploration of Bilbos, the expectation that the combined Bilboes and Motapa properties will support a larger planned production profile for Bilboes, the ability to bring Bilboes into production on schedule, the ability to continue exploring Motapa, the expected publication of technical reports, and the expected completion of further exploration, technical studies and economic evaluations. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programmes, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of mineral resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable mineral reserves.

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Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest Annual Report on Form 20-F, under the heading “Risk Factors”, available on the SEDAR+ website at www.sedarplus.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.

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